UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

20100003

February 16, 2010

Erik T. Hoover
Senior Counsel
E. I. du Pont de Nemours and Company
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 23, 2009

Dear Mr. Hoover:

This is in response to your letters dated December 23, 2009 and January 13, 2010 concerning the shareholder proposal submitted to DuPont by William Steiner. We also have received letters on the proponent's behalf dated January 12, 2010 and January 14, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 16, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 23, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(3). We note that the supporting statement of this proposal, unlike the supporting statements of the proposals at issue in The Ryland Group, Inc. (February 7, 2008) and Jefferies Group, Inc. (February 11, 2008), does not state that an advisory vote is an effective way for shareholders to advise the company whether its policies and decisions on compensation have been adequately explained. As a result, notwithstanding the similarities between the proposals, we are unable to conclude that this proposal and supporting statement, when read together, are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 14, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 William Steiner's Rule 14a-8 Proposal
E.I. du Pont de Nemours and Company (DD)
Say on Pay Topic

Ladies and Gentlemen:

This further responds to the December 23, 2009 no action request. Attached is the recent Staff Reply Letter *General Electric Company* (December 16, 2009). The resolved statement for the rule 14a-8 proposal in *General Electric* is virtually the same as in the du Pont proposal. Plus *General Electric* argued the same (i)(3) issues raised by du Pont.

The company January 13, 2010 letter does not dispute the above. However it seems to argue that General Electric should appeal *General Electric Company* (December 16, 2009), but provides no evidence that General Electric has appealed after one-month.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc: William Steienr

Erik Hoover <Erik.T.Hoover@usa.dupont.com>

December 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated November 12, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

GE

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of General Electric recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

[DD: Rule 14a-8 Proposal, November 17, 2009]

3 [Number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Votes on 2009 "Say on Pay" resolutions averaged more than 46% in favor. More than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform. This proposal topic also won more than 46%-support at our 2009 annual meeting and proposals often win higher votes on subsequent submissions.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Six of our directors served on 9 boards rated "D" by The Corporate Library: Alexander Cutler, Eaton (ETN); Charles Holliday, Bank of America (BAC) and Deere (DE); Curtis Crawford, ITT Corporation (ITT); John Dillon, Caterpillar (CAT) and Kellogg (K); Lois Juliber, Goldman Sachs (GS) and Kraft (KFT) and Samuel Bodman, Hess (HES). Plus these directors were assigned to 7 seats on our most important board committees.

On the other hand our board was the only significant directorship for four of our directors: Eleuthere du Pont, Marillyn Hewson, Richard Brown and Robert Brown (who furthermore owned 110 shares). This could indicate a lack of current transferable director experience for a significant percentage of our directors.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [Number to be assigned by the company]

Notes:

William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original

DUPONT

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 355-1958

January 13, 2010

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2009 ANNUAL MEETING
PROPOSAL BY THE WILLIAM STEINER

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or "Company"), in response to the letter submitted on January 12, 2010 (attached hereto as Exhibit A) by John Chevedden, representative of proponent William Steiner ("Proponent"), addressing our December 23, 2009 no-action request ("No-Action Request") in the above-referenced matter. Any capitalized terms not defined herein shall have the same meaning ascribed to them in the No-Action Request. This response to the Proponent's position is being submitted via electronic mail in accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008). A copy of this letter is also being sent to the Proponent.

The Proposal is Excludable under Rule 14a-8(i)(3)

Proponent has responded to the No-Action Request by citing the position taken by the Staff in response to a request for no action relief submitted by General Electric Company involving a virtually identical proposal. To the extent the Staff's response was based on the counterarguments made by the proponent in the General Electric matter ("GE Proponent"), the Company would like to respond thereto:

- GE Proponent relies heavily on recent say-on-pay advisory vote experience but fails to adequately distinguish between proposals like the one submitted by the Proponent (and included by DuPont in its proxy statement) last year – requesting an advisory vote to ratify the Summary

Compensation Table and narrative disclosures, but not the Compensation Discussion and Analysis – and this Proposal which requests a single advisory vote on two fundamentally different subjects—the Compensation Committee Report and the Compensation Discussion and Analysis.

- The specific examples cited by GE Proponent (e.g. H&R Block, Zale, Intel, Aflac and RiskMetrics) focused on the issuers' executive pay-for-performance compensation policies and procedures, as described in the Compensation Discussion and Analysis. None of those examples were complicated by the addition of an advisory vote on the Compensation Committee Report, which is the fundamental flaw from which this Proposal suffers.

- It does not follow that the arguments raised in our No-Action Request were flawed simply because other companies held a vote on the same resolution—regardless on the number of shares voted "for" or "against" – such as those cited by GE Proponent (e.g. PepsiCo., Johnson & Johnson and XTO Energy, Inc.). No inference can be drawn from those votes that the stockholders voting on the proposal, or the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Moreover, XTO Energy, Inc. submitted a no-action request on the proposal, in response to which the Staff concluded simply that the company *had not met its burden* [emphasis added] of establishing that it could exclude the proposal based on 14a-8(i)(3).

- In the Sara Lee matter cited by GE Proponent, the Staff gave the proponent the opportunity to revise its original proposal (which requested an advisory vote on the Compensation Committee Report) to "make clear that the advisory vote would relate to the description of the company's objectives and policies regarding NEO compensation that is included in the Compensation Discussion and Analysis report." Such relief was extended because a rule changed after the proposal was submitted which significantly altered the required substance of the Compensation Committee Report. However, the Proponent has failed provide that clarity. Specifically, the Proposal refers to an advisory vote on the Compensation Committee Report, which was the flaw in the original Sara Lee proposal, despite the guidance provided by the Staff in that matter.

- GE Proponent stresses that the proposal was intended to provide flexibility to the issuer in developing a say-on-pay proposal and that it would be amenable to a different proposal drafted by the issuer. However, it is not the responsibility of the issuer to draft the proposal. The proponent cannot simply suggest a topic and leave it in the hands of the issuer to develop the language of the proposal.

- The Company understands that Congress is considering legislation on an advisory vote on executive compensation for all U.S. public companies, and the Company would of course comply with any legal obligation to provide such a vote. Until that time however, the Company will, consistent with Staff Legal Bulletin 14B, continue to object to proposals, like the one at hand, that it believes are so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

- GE Proponent fails to address the false and misleading statement that would result if the Company were required to include a proposal in its proxy statement that includes the language "submitted by and supported by management."

For the foregoing reasons, DuPont believes that the argument contained in Proponent's January 12, 2010 letter is without merit. If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, at (302) 774-5303.

Very Truly Yours,

Erik T. Hoover
Senior Counsel

ETH
Hoover, Erik/2009 PROXY STATEMENT SHAREHOLDER PROPOSAL
cc: with attachment
John Chevedden

FISMA & OMB Memorandum M-07-16

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
E.I. du Pont de Nemours and Company (DD)
Say on Pay Topic

Ladies and Gentlemen:

This responds to the December 23, 2009 no action request. Attached is the recent Staff Reply Letter *General Electric Company* (December 16, 2009). The resolved statement for the rule 14a-8 proposal in *General Electric* is virtually the same as in the du Pont proposal. Plus *General Electric* argued the same (i)(3) issues raised by du Pont.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc: William Steienr

Erik Hoover <Erik.T.Hoover@usa.dupont.com>

December 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated November 12, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose A. Zukin
Attorney-Adviser

GE

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of General Electric recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
E.I. du Pont de Nemours and Company (DD)
Say on Pay Topic

Ladies and Gentlemen:

This responds to the December 23, 2009 no action request. Attached is the recent Staff Reply Letter *General Electric Company* (December 16, 2009). The resolved statement for the rule 14a-8 proposal in *General Electric* is virtually the same as in the du Pont proposal. Plus *General Electric* argued the same (i)(3) issues raised by du Pont.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc: William Steienr

Erik Hoover <Erik.T.Hoover@usa.dupont.com>

December 16, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated November 12, 2009

The proposal recommends that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by company management, seeking an advisory vote of shareholders to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Compensation Discussion and Analysis.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Rose Zukin

Rose A. Zukin
Attorney-Adviser

GE

ADVISORY VOTE ON EXECUTIVE COMPENSATION

RESOLVED - the shareholders of General Electric recommend that the board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance

In 2009 shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions averaged more than 46% in favor, and close to 25 companies had votes over 50%, demonstrating strong shareholder support for this reform. Investor, public and legislative concerns about executive compensation have reached new levels of intensity.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe this vote would provide our board and management useful information from shareholders on the company's senior executive compensation especially when tied to an innovative investor communication program.

In 2008 Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Chairman and CEO Daniel Amos said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

Over 30 companies have agreed to an Advisory Vote, including Apple, Ingersoll Rand, Microsoft, Occidental Petroleum, Pfizer, Prudential, Hewlett-Packard, Intel, Verizon, MBIA and PG&E. And nearly 300 TARP participants implemented the Advisory Vote in 2009, providing an opportunity to see it in action.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

A bill mandating annual advisory votes passed the House of Representatives, and similar legislation is expected to pass in the Senate. However, we believe companies should demonstrate leadership and proactively adopt this reform before the law requires it.

[DD: Rule 14a-8 Proposal, November 17, 2009]

3 [Number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Votes on 2009 "Say on Pay" resolutions averaged more than 46% in favor. More than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform. This proposal topic also won more than 46%-support at our 2009 annual meeting and proposals often win higher votes on subsequent submissions.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Six of our directors served on 9 boards rated "D" by The Corporate Library: Alexander Cutler, Eaton (ETN); Charles Holliday, Bank of America (BAC) and Deere (DE); Curtis Crawford, ITT Corporation (ITT); John Dillon, Caterpillar (CAT) and Kellogg (K); Lois Juliber, Goldman Sachs (GS) and Kraft (KFT) and Samuel Bodman, Hess (HES). Plus these directors were assigned to 7 seats on our most important board committees.

On the other hand our board was the only significant directorship for four of our directors: Eleuthere du Pont, Marillyn Hewson, Richard Brown and Robert Brown (who furthermore owned 110 shares). This could indicate a lack of current transferable director experience for a significant percentage of our directors.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [Number to be assigned by the company]

FISMA & OMB Memorandum M-07-16

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original

Erik T. Hoover
DuPont Legal, D8048-2
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-0205
Facsimile: (302) 355-1958

December 23, 2009

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT – 2010 ANNUAL MEETING
PROPOSAL BY WILLIAM STEINER

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended ("Act"), to respectfully request that the Staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with DuPont's view that, for the reasons stated below, the shareholder proposal ("Proposal") submitted by William Steiner ("Proponent") may properly be omitted from DuPont's 2010 Annual Meeting Proxy Statement ("Proxy").

This request is being submitted via electronic mail in accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008). A copy of this letter is also being sent to the Proponent's qualified representative (as designated in the cover letter to the Proposal) as notice of DuPont's intent to omit the Proposal from the Proxy. DuPont intends to file the Proxy with the Commission on or about March 19, 2010. Accordingly, we are submitting this letter not less than eighty (80) days before the Company intends to file its definitive proxy statement.

The Proposal reads as follows:

> RESOLVED, the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

A copy of the Proposal is attached hereto as Exhibit A.

The Proposal is Excludable Under Rule 14a-8(i)(3) as Vague, Indefinite and Misleading

DuPont respectfully requests that the Staff concur with its view that the Company may exclude the Proposal from the Proxy under Rule 14a-8(i)(3) of the Act because it is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. *Staff Legal Bulletin 14B* ("*SLB 14B*") provides that:

> [R]eliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result.

SLB 14B further provides that a proposal may be excluded under rule 14a-8(i)(3) if a factual statement in the proposal is materially false or misleading, a position supported in a number of other requests for no action relief. See, e.g. *General Motors Corporation* (Mar. 26, 2009); *Wyeth* (Mar. 19, 2009); *International Business Machines Corporation* (Jan. 26, 2009); and *General Electric Co.* (Jan. 26, 2009).

The Staff has previously concurred with the exclusion of nearly identical proposals under Rule 14a-8(i)(3) on the basis that such proposals were false and misleading under Rule 14a-9. See *Jefferies Group, Inc.* (Feb. 11, 2008) and *The Ryland Group, Inc.* (Feb. 7, 2008). Consistent therewith, and for the reasons outlined below, the Proposal is so inherently vague or indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. Accordingly, the Proposal is sufficiently vague and indefinite to be misleading and should be excludable under Rule 14a-8(i)(3).

➢ *The Proposal is vague, indefinite and misleading because it is unclear what the Proposal should address.*

The Proposal requests a single, combined advisory vote to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Under Item 407(e)(5) of Rule S-K, the Compensation Committee Report must state whether the committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") required by Item 402(b) of Rule S-K with management and based on that review and discussion has recommended to the Board of Directors that the CD&A be included in the Company's Proxy. The Compensation Committee Report must also provide the name of each member of the committee.

Under Item 402(b), the CD&A must discuss the compensation awarded to, earned by, or paid to the Company's named executive officers, explaining all material elements of such compensation. Specifically, the CD&A must describe the following: (i) the objectives of the registrant's compensation programs; (ii) what the compensation program is designed to reward; (iii) each element of compensation; (iv) why the registrant chooses to pay each element; (v) how the registrant determines the amount (and, where applicable, the formula) for each element to pay; and (vi) how each compensation element and the registrant's decisions regarding that element fit into the registrant's overall compensation objectives and affect decisions regarding other elements.

The Staff has previously concurred in the exclusion of proposals under Rule 14a-8(i)(3) as materially false and misleading under 14a-9 where the proposal called for an advisory vote to approve the Compensation Committee Report. See *Entergy Corporation (Feb. 14, 2007); Safeway, Inc. (Feb. 14, 2007); Energy East Corp.* (Feb. 12, 2007); *WellPoint Inc.* (Feb. 12, 2007); *Burlington Northern Santa Fe Corp.* (Jan. 31, 2007); *Johnson & Johnson* (Jan. 31, 2007); *Allegheny Energy, Inc.* (Jan. 30, 2007); *The Bear Stearns Companies Inc.* (Jan. 30, 2007); and *PG&E Corp.* (Jan. 30, 2007). The Staff elaborated on that position in *Sara Lee Corporation* (Sep. 11, 2006):

> [t]he proposal's stated intent was to 'allow stockholders to express their opinion about senior executive compensation practices' would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis.

This Proposal creates even further uncertainty than the proposals that were the subject of the foregoing line of requests for no action relief because it seeks a single advisory vote on the Compensation Committee Report, which is a corporate governance process disclosure, and the CD&A, which is a substantive executive compensation disclosure. Such uncertainty is made worse by the Proposal's supporting statement, which includes comments that address not only with substantive compensation issues, but also go beyond the substance of executive compensation practices. The following excerpts from the supporting statement illustrate this ambiguity:

- There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels;"

- Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either;" and

- The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status.

The Staff has concurred with the exclusion of proposals that, much like this Proposal, are subject to two different interpretations such that any action taken by the Company, if the proposal is ultimately adopted, could differ significantly than the actions shareholders expected when voting on the proposal. See e.g. *Prudential Financial, Inc.* (Feb. 16, 2007) (Proposal urging the board of directors to "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs and in dollars stated on a constant dollar value basis and the shareholders be given a chance to ratify such agreements.")

It is clear from the Proposal and from the above excerpts from the supporting statement that the Proponent is asking the Board to adopt a policy calling for a single advisory vote on two fundamentally different issues, i.e. (i) whether the Company's executive compensation policies have been adequately disclosed or (ii) whether those policies are appropriate in the first place. For this reason, DuPont believes that the Proposal is sufficiently vague, indefinite and misleading as to merit exclusion under Rule 14a-8(i)(3).

➢ *The Proposal is vague, indefinite and misleading because it is unclear who should act—the Board or Management.*

The Proposal asks that "our *board of directors* [emphasis added] adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by *Company Management* [emphasis added], seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis." However, the Proposal fails to make clear what actions should be taken by the Board and what actions should be taken by Management. For that reason, the Proposal should be excludable as vague, indefinite and misleading under Rule 14a-8(i)(3).

Section 141(a) of the Delaware General Corporation Law ("DGCL") provides that:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such

> provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

Moreover, under Rule 14a-4(a), the Proxy is solicited on behalf of the Company's board of directors. DuPont's bylaws also provide that the business and affairs of the Company shall be under the direction of the Board.

The language of the Proposal requiring that the an advisory vote be "submitted by and supported by Company Management" conflicts with the authority of the Company's Board under the DGCL and the proxy rules to determine what matters are presented to shareholders for a vote at the annual meeting and to make a recommendation as to how to vote on those matters, creating a fundamental lack of certainty as to how the Proposal, if adopted, would be implemented. Neither the shareholders nor the Company would be able to determine what actions are intended by Proposal. The DGCL and the proxy rules vest authority to solicit votes with the Board, while the Proposal requires that the advisory vote be submitted and supported by management.

The Note to Rule 14a-9 (False or Misleading Statements) provides examples of what could, depending on the facts and circumstances of a given case, be considered misleading. Paragraph (c) of that Note gives the following example: "[f]ailure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter." The conflict created by the language of the Proposal requiring that an advisory vote be "submitted by and supported by Company Management is similar to the foregoing example.

As cited by the registrant in *Jefferies*, the Staff has concurred in the exclusion of a proposal as vague and indefinite where the proposal provided that mandatory retirement age be established for all directors upon attaining the age of 72 years. *Bank Mutual Corporation* (Jan. 11, 2005). The registrant in Bank Mutual argued that the proposal was susceptible to two different interpretations- one establishing a mandatory retirement age of 72, and another requiring that the mandatory retirement age be established when the directors reached age 72.

The conflict presented in *Jefferies* and the Proposal are not unlike the *Bank Mutual* example. As argued by the Company in *Jefferies*, two fundamentally inconsistent interpretations can be made of the Proposal:

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be Company "management" that will submit and support the future advisory vote resolutions -- with this view based on a reading of the plain language of the Proposal, which calls for "management" submission and support of future advisory vote proposals; or

- a shareholder may decide to vote for or against the Proposal based on his or her view that it will be the Company Board that will submit and support the future advisory vote resolutions -- with this view based on the shareholder's understanding that the Proposal will have its desired effect only if it calls for the Board to include the advisory vote proposals in the Company's proxy materials and support a shareholder vote in favor of such proposal.

The Staff has often concurred that proposals which are subject to more than one interpretation can be excluded as vague and indefinite because the company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). See also *General Electric Co.* (Jan. 26. 2009); *Prudential Financial Inc.* (Feb. 16, 2007); and *International Business Machines Corp.* (Feb. 2, 2005).

Because the Proposal is subject to multiple interpretations-- Company management that will submit and support[1] the future advisory vote resolutions OR Company Board that will submit and support the future advisory vote resolutions-- it should be excludable under Rule 14a-8(i)(3) as vague, indefinite and misleading. Neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires. See *SLB 14B*.

The Proposal is Excludable Under Rule 14a-8(i)(3) as Materially False and Misleading

The Proposal requires that an advisory vote proposal be "*submitted by and supported by Company Management* [emphasis added]." As discussed above, it is the Board, and not management, that determines which matters will be submitted to shareholders for a vote and makes recommendations as to how to vote on those matters. Moreover, it is inconsistent with state law for shareholders to dictate what the Board or Company management support. If the Proposal is included in the Proxy, the Board may recommend voting against the Proposal and, although its views will not be included in the Proxy, it is our understanding that Company management does not support the Proposal, especially one that suffers from the ambiguities of the current Proposal.

As reasoned by the company in *Jefferies*, because the requirement that the advisory vote proposal be supported by management is material to the intent and purpose, shareholders would be voting on the Proposal based on the language in the Proposal that those future advisory votes would be "supported by management." However, neither the Board nor management supports the advisory vote requested by the Proponent.

[1] It is equally unclear what is meant by the term "support" as used by the Proponent. Support could mean that the Board or management supports: (i) the inclusion of an advisory vote (which they do not) (See *Jefferies Group,* Inc (Feb. 11, 2008)); (ii) the exercise by shareholders of their votes on the matter (see *Jefferies Group,* Inc (Feb. 11, 2008)); or (iii) a "yes" vote.

Therefore, the inclusion of the Proposal in the Proxy would require DuPont to include information that is false and misleading and, accordingly, should be excludable under Rule 14a-8(i)(3).

For the foregoing reasons, DuPont respectfully requests that the Staff concur with its opinion that the Company may exclude the Proposal from its Proxy under Rules 14a-8(b) and 14a-8(f)(1).

If you have any questions or require additional information, please contact me at (302) 774-0205 or my colleague, Mary Bowler, at (302) 774-5303.

Very Truly Yours,

Erik T. Hoover
Senior Counsel

ETH
Hoover, Erik/Proxy STATEMENT SHAREHOLDER PROPOSAL

cc: with attachment
John Chevedden

FISMA & OMB Memorandum M-07-16

EXHIBIT A

William Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since the 1980s

Mr. Charles O. Holliday
Chairman of the Board
E.I. du Pont de Nemours and Company (DD)
1007 Market St
Wilmington DE 19898

Dear Mr. Holliday,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16***, ***FISMA & OMB Memorandum M-07-16***) at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

William Steiner — 10/17/2009

William Steiner | Date

cc: Mary Bowler <Mary.E.Bowler@USA.dupont.com>
Corporate Secretary
Phone: 302 774-1000
Fax: 302 774-4031
Erik Hoover <Erik.T.Hoover@usa.dupont.com>
Senior Counsel
Patricia Esham <Patricia.A.Esham-1@USA.dupont.com>

[DD: Rule 14a-8 Proposal, November 17, 2009]

3 [Number to be assigned by the company] – **Shareholder Say on Executive Pay**

RESOLVED - the shareholders of our company recommend that our board of directors adopt a policy requiring that the proxy statement for each annual meeting contain a proposal, submitted by and supported by Company Management, seeking an advisory vote of shareholders to ratify and approve the board Compensation's Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis.

Votes on 2009 "Say on Pay" resolutions averaged more than 46% in favor. More than 20 companies had votes over 50%, demonstrating strong shareholder support for this reform. This proposal topic also won more than 46%-support at our 2009 annual meeting and proposals often win higher votes on subsequent submissions.

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with The Corporate Library http://www.thecorporatelibrary.com, an independent research firm. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The merits of this Executive Pay proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Six of our directors served on 9 boards rated "D" by The Corporate Library: Alexander Cutler, Eaton (ETN); Charles Holliday, Bank of America (BAC) and Deere (DE); Curtis Crawford, ITT Corporation (ITT); John Dillon, Caterpillar (CAT) and Kellogg (K); Lois Juliber, Goldman Sachs (GS) and Kraft (KFT) and Samuel Bodman, Hess (HES). Plus these directors were assigned to 7 seats on our most important board committees.

On the other hand our board was the only significant directorship for four of our directors: Eleuthere du Pont, Marillyn Hewson, Richard Brown and Robert Brown (who furthermore owned 110 shares). This could indicate a lack of current transferable director experience for a significant percentage of our directors.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Shareholder Say on Executive Pay – Yes on 3. [Number to be assigned by the company]

Notes:

William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original

submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

DUPONT

DuPont Legal
1007 Market Street, D9058
Wilmington, DE 19898
Tel. (302) 774-5303; Fax (302) 774-4031
E-mail: Mary.E.Bowler@usa.dupont.com

November 18, 2009

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

This is to confirm that DuPont is in receipt of an email from William Steiner dated November 17, 2009. Mr. Steiner attached to this email his request that the Company include in the proxy materials for its 2010 Annual Meeting a proposal related to an advisory vote on executive compensation and he appoints you or your designee to act on his behalf with respect to the proposal. SEC Rules 14a-8(b) and (f), copies of which are enclosed, require proponents of shareholder proposals to provide documentary support for beneficial ownership of the Company's common stock. Please forward to me the brokerage statement reflecting Mr. Steiner's ownership of DuPont stock, as required by the enclosed rules.

We will advise you in due course of management's position on your proposal.

Very truly yours,

Mary E. Bowler
Corporate Counsel &
Corporate Secretary

MEB/pae
Enclosure
cc: Erik Hoover, Senior Counsel

Rule 14a-8. Shareholder Proposals.

This rule addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this rule in a question-and-answer format so that it is easier to understand. The references to **"you"** are [directed] to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this rule refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this rule?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below (Rule 14a-8(j)).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded?